MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

October 26, 2004

3.	News Release

A press release dated October 26, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on October 26, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On October 26, 2004, TransGlobe announced a successful development well at Tasour #14, a well on the western flank of the Tasour Field in Block 32. Tasour #14 was put on production today with initial production of 2,820 barrels of oil per day (389 barrels of oil per day to TransGlobe) and 1,330 barrels of water per day. Total oil production from the Tasour Field is expected to average approximately 18,000 Bopd during the fourth quarter, of which TransGlobe's share is approximately 2,486 Bopd.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

October 26, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SUCCESSFUL DEVELOPMENT WELL IN REPUBLIC OF YEMEN
TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Tuesday, October 26, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce a successful development well at Tasour #14.

BLOCK 32, REPUBLIC OF YEMEN (13.81% working interest)

Successful appraisal well at Tasour #14:
Tasour #14, a development well on the western flank of the Tasour Field in Block 32, was put on production today with initial production of 2,820 barrels of oil per day (389 barrels of oil per day to TransGlobe) and 1,330 barrels of water per day. Tasour #14 is one of several development locations planned within the western field extension defined by 3-D seismic. It is anticipated that the drilling rig will return to Block 32 early in 2005 to commence drilling on the potential eastern extension of the Tasour field in addition to several development/appraisal wells planned in 2005. The total oil production from the Tasour Field is expected to average approximately 18,000 Bopd during the fourth quarter, of which TransGlobe’s share is approximately 2,486 Bopd.

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe is projecting a 2005 average production rate of 5,500 Boed, an increase of 52% over the 2004 average rate. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s David Ferguson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

David C. Ferguson,	Executive Offices:
Vice President, Finance and C.F.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com